Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 August 27, 2008

ZIONS BANCORPORATION

Reopening of the

5.65% Senior Medium-Term Notes due August 18, 2009

Final Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due August 18, 2009 (the “Notes”).

CUSIP	98970EAN9

Aggregate Principal Amount:	$3,197,000 of which $500,000 was sold pursuant to the auction, $334,000 was sold pursuant to the “Buy Today” feature, $1,963,000 was sold pursuant to the distribution agreement with Zions Direct, and $400,000 was sold pursuant to the “Institutional Up-size”.

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture.

On August 18, 2008, Zions Bancorporation issued $11,529,000 in aggregate principal amount of the Notes. The Notes offered by this term sheet pursuant to the auction (including amounts issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option”) or distributed by the distribution agent under the distribution agreement, are a part of the same series of, and have the same CUSIP as, the Notes that settled on August 18, 2008. Upon settlement, the Notes offered by this term sheet will be fungible with the Notes that settled on August 18, 2008.

We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Final Auction Price:	99.399762%

Final “Buy Today” Price:	100.000%

Issue Price for Tax Purposes:	100.000%

Interest Accrual Date/ Initial	August 18, 2008

Settlement Date:

Coupon:	5.65%

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on August 18, 2008, Investors who purchase these Notes, either through the auction platform or pursuant to the distribution agreement, will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (August 18, 2008) up to, but not including, the Reopening Settlement Date (expected to be September 2, 2008). The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Payment Dates:	Interest will be paid semiannually on February 18 and August 18, beginning on February 18, 2009, to holders of record as of the preceding February 5 and August 5, respectively.

Reopening Settlement Date:	It is expected that the delivery of the Notes offered by this term sheet will be made against payment for the Notes on September 2, 2008, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchased the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

Day Count:	30/360

Maturity:	August 18, 2009

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.300% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.300% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Dealers Concession: 0.250% Reallowance: 0.200%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

On August 11, 2008, Moody’s placed the ratings of Zions Bancorporation under review for possible downgrade.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Trust Company, N.A.

Authentication / Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplements. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus dated March 31, 2006 contained in that registration statement, the Prospectus Supplement dated March 6, 2008 and the Prospectus Supplement no. 2 dated March 31, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.